APPENDIX C:
OTHER OFFERINGS OF SECURITIES

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
12/21/18	Rule 506(b) - Reg D	Class B Units	$225,000	Operating Capital
2/1/18	Rule 506(b) - Reg D	Class B Units	$272,000	Operating Capital
2/1/18	Rule 506(b) - Reg D	Class B Units	$100,000	Operating Capital
5/15/17	Rule 506(b) - Reg D	Class B Units	$1,226,624	Operating Capital
5/20/16	Rule 506(b) - Reg D	Class B Units	$100,000	Operating Capital

It is possible the Company will raise additional funds in the form of Class B Units using Regulation D.